Exhibit 99.1

Biofrontera Aktiengesellschaft,

Leverkusen, Germany

- ISIN: DE0006046113 / WKN: 604611 -

Invitation to the Annual General Meeting

We hereby invite our shareholders to attend the Annual General Meeting of Shareholders to be held at 11:00 a.m. on Tuesday, December 14, 2021.

(virtual) Annual General Meeting.

The Annual General Meeting will be held without the physical presence of the shareholders of Biofrontera AG (hereinafter also referred to as the “Company”) or their proxies (except for the Company’s proxy) (virtual Annual General Meeting). We kindly ask our shareholders to follow the instructions regarding registration for the Annual General Meeting, the broadcasting of the Annual General Meeting in sound and video, the exercise of voting rights and the exercise of other shareholder rights contained in section III. of this notice of the Annual General Meeting after the agenda invitation.

I. Agenda

Agenda item 1

Submission of the adopted separate annual financial statements and approved consolidated financial statements, the combined separate and Group management report, the Management Board’s explanatory report relating to the disclosures pursuant to Sections 289a (1), 315a (1) of the German Commercial Code (HGB), and of the Supervisory Board’s report for the financial year ending December 31, 2020

The Supervisory Board has approved the separate annual financial statements and consolidated financial statements prepared by the Management Board pursuant to Sections 171 and 172 of the German Stock Corporation Act (AktG). The separate annual financial statements have thereby been adopted pursuant to Section 172 of the AktG. For this reason, no resolution is required by the AGM relating to the adoption of the separate annual financial statements or relating to the approval of the consolidated financial statements pursuant to Section 173 AktG. Furthermore, the remaining aforementioned documents are only to be made accessible to the AGM pursuant to Section 176 (1) Clause 1 AktG, a related resolution is not required.

Agenda item 2

Resolution concerning the discharge of the members of the Management Board for the 2020 financial year

The Management and Supervisory boards propose that the AGM discharge the Management Board members holding office in the 2020 financial year.

Agenda item 3

Resolution concerning the discharge of the members of the Supervisory Board for the 2020 financial year

The Management and Supervisory boards propose that the AGM discharge the members of the Supervisory Board who were in office in the 2020 financial year.

Agenda item 4

Resolution concerning the appointment of the auditors of the separate and consolidated financial statements for the 2021 financial year and as auditor for a possible audit review of the condensed interim financial statements and interim management report

Based on the recommendation of its Audit Committee, the Supervisory Board proposes electing Warth & Klein Grant Thornton AG Wirtschaftsprüfungsgesellschaft, Düsseldorf, to be the auditor of both the separate and the consolidated financial statements for the 2020 financial year and as auditor for a possible review of the condensed interim financial statements and interim management report as at 30 June 2021 and 30 June 2022 in accordance with section 115(5) WpHG (German Securities Trading Act).

The Audit Committee has stated that its recommendation is free of inappropriate third party influence and none of the clauses restricting its selection options in the meaning of Article 16 (6) of the EU Auditing Directive (Article 16 of the EU Directive No. 537/2014 of the European Parliament and Council dated 16 April 2014) was imposed upon it.

Agenda item 5

Elections to the Supervisory Board

The term of office of the incumbent Supervisory Board members ends at the closing of the Annual General Meeting on December 14, 2021. A new Supervisory Board is therefore to be elected. The Supervisory Board is composed pursuant to sections 95, 96 (1), 101 (1) of the German Stock Corporation Act (AktG) and, pursuant to section 12 (1) of the Articles of Association, consists of six members. Pursuant to section 12 (2) of the Articles of Association, the members of the Supervisory Board are elected - unless otherwise determined by the Annual General Meeting - for the period ending with the Annual General Meeting, which resolves on the discharge of the Supervisory Board for the fourth fiscal year after the beginning of the term of office. The fiscal year in progress at the beginning of the term of office is not included.

The Supervisory Board proposes that the following persons be elected as members of the Supervisory Board with the condition that their term of office ends at the close of the Annual General Meeting, which resolves on the discharge for the fiscal year 2025:

a)	Dr. Heikki Lanckriet, CEO 4basebio PLC, Cambridge, UK, residing in Cambridge, UK

b)	Dr. Helge Lubenow, CEO Proteomedix AG, Zürich, Switzerland, residing in Bad Nauheim, Germany

c)	Prof. Dr. Franca Ruhwedel, Professor of Finance and Accounting at the University of Applied Sciences Rhein-Waal, Kamp-Lintfort, Germany, residing in Duisburg, Germany

d)	Karlheinz Schmelig, Managing Director, Creathor Venture Management GmbH, Bad Homburg, residing in Bensheim, Germany

e)	Dr. Jörgen Tielmann, Lawer/Partner at Luther Rechtsanwaltsgesellschaft mbH, Köln, residing in Hamburg, Germany

f)	Wilhelm K. T. Zours, Member of Management Board at DELPHI Unternehmensberatung AG, Heidelberg, residing in Heidelberg, Germany

Election procedure/Candidates for the Chair of the Supervisory Board

The elections shall be conducted as individual elections. From the candidates, Mr. Zours has declared his intention to stand for the election of the Chairman of the Supervisory Board, so that it shall be proposed at the constituent Supervisory Board meeting to elect Mr. Wilhelm K. T. Zours as Chairman of the Supervisory Board. The elections are to be held as individual elections.

Curricula vitae of the candidates together with information pursuant to section 125 (1) sentence 5 AktG

Name:	Dr. Heikki Lanckriet

Occupation:	CEO 4basebio PLC, Cambridge, UK

Citizenship:	Belgian

Birthplace:	Ieper, Belgium

Date of birth:	*1977

Professional background:

2019 – present	CEO 4basebio PLC

2016 – 2019	CEO Sygnis AG/Expedeon AG

2008 – 2016	CEO Expedeon Group

2005 – 2008	COO Novexin

2002 – 2005	Co-Founder & CSO Novexin

Education:

2001 – 2004	PhD in Chemical Engineering: Cambridge University, UK

1995 – 2000	M. Eng Chemical Engineering University of Ghent, Belgium

Memberships in other statutory supervisory boards:

●	none

Memberships in comparable domestic and foreign supervisory bodies of business enterprises:

●	4basebio UK limited, Cambridge, UK

●	4basebio Discovery Ltd, Cambridge, UK

●	4basebio SLU, Madrid, Spain

●	Neophore Ltd, Cambridge, UK

●	I2i capital Ltd, Cambridge, UK

Name:	Dr. Helge Lubenow

Occupation:	CEO Proteomedix AG, Zürich, Switzerland

Citizenship:	German

Birthplace:	Frankfurt/Main, Germany

Date of birth:	*1968

Professional background:

2020 – present	CEO Proteomedix AG, Zürich, Switzerland

2018 – 2019	Managing Director tesa Lbtec GmbH, Langenfeld, Germany

2016 – present	independent management consultants

1997 – 2015	Various management and leadership positions in Germany, Norway, USA and Australia

Education:

1992-1997	Study genetics, Universität Cologne, Germany

1987-1992	Study biology, Justus-Liebig-Universität Gießen, Germany

Memberships in other statutory supervisory boards:

●	Epigenomics AG, Berlin, Germany

Memberships in comparable domestic and foreign supervisory bodies of business enterprises:

●	Human Gesellschaft für Biochemika und Diagnostika mbH, Wiesbaden, Germany

●	Indical Biosciences GmbH, Leipzig, Germany

●	Tesa Labtec GmbH, Langenfeld, Germany

Name:	Prof. Dr. Franca Ruhwedel

Occupation:	Professor of Finance and Accounting at the University of Applied Sciences Rhein-Waal, Kamp-Lintfort, Germany

Citizenship:	German

Birthplace:	Münster, Germany

Date of birth:	*1973

Professional background:

Since 2013	Professor of Finance and Accounting at the University of Applied Sciences Rhein-Waal, Kamp-Lintfort, Germany

2007-2013	Professor of Accounting and Controlling at FOM University, Essen, Germany

2005-2007	Project Manager Mergers & Acquisitions of thyssenkrupp AG, Germany

2004-2005	Project Manager Corporate Development/Mergers & Acquisitions thyssenkrupp Steel AG, Germany

1999-2003	Research Assistant at the Ruhr-University Bochum, Germany

Education:

1999-2003	Dr. rer. oec doctorate at the Ruhr-University Bochum, Germany

1994-1999	Studied Business Administration at the University of Münster, Germany

1992-1994	Apprenticeship as bank clerk at Commerzbank AG, Münster branch

Memberships in other statutory supervisory boards:

●	NATIONAL-BANK AG, Essen, Germany

●	VTG AG, Hamburg, Germany

Memberships in comparable domestic and foreign supervisory bodies of commercial enterprises:

●	none

Name:	Karlheinz Schmelig

Occupation:	Managing director, Creathor Venture Management GmbH, Bad Homburg, Germany

Citizenship:	German

Birthplace:	Worms, Germany

Date of birth:	*1965

Professional background:

Since 2006	Managing director, Creathor Venture Management GmbH, Bad Homburg

2004 – 2006	Partner, Creathor Venture, Bad Homburg, Germany

2000 – 2004	Investment Director, 3i Group, Frankfurt, Germany

1999 – 2000	Investment Manager, Technologieholding VC GmbH, Bad Homburg, Germany

1994 – 1999	Global Marketing Manager, Roche Applied Sciences, USA

1991 – 1994	Operations Manager Diagnostics, Boehringer Mannheim Corp., USA

1988 – 1991	Project Manager New Products, Boehringer Mannheim GmbH, Mannheim, Germany

Education:

1994 – 1996	MBA study, Kelley School of Business, Indiana University, USA

1985 – 1988	Study of business administration at the Mannheim Cooperative State University, Germany

Memberships in other statutory supervisory boards:

●	Phenex Pharmaceuticals AG, Heidelberg, Germany

●	Prostatype Genomics AB, Stockholm, Sweden

●	CryoTherapeutics S.A., Awans, Belgium

Memberships in comparable domestic and foreign supervisory bodies of commercial enterprises:

●	Cevec Pharmaceuticals GmbH, Cologne, Germany

●	Tacalyx GmbH, Berlin, Germany

Name:	Dr. Jörgen Tielmann

Occupation:	Lawyer/Partner at Luther Rechtsanwaltsgesellschaft mbH, Köln, Germany

Citizenship:	German

Birthplace:	Stade, Germany

Date of birth:	*1969

Professional background:

Since 2006	Partner at Luther Rechtsanwaltsgesellschaft (from 2008 - 2018 Head of Service Line Special Corporate)

2001 – 2006	Employed lawyer/partner at Happ Recke Luther, Hamburg, Germany

1999 – 2000	Lawyer at Luther & Partner, Hamburg, Germany

1996 – 1998	Trainee lawyer at the Hanseatic Higher Regional Court, Hamburg, Germany

Education:

1995 – 1996	Postgraduate studies at the Universities of Rotterdam, The Netherlands, and Manchester, UK

1990 – 1995	Law studies at the Universities of Tübingen and Göttingen, Germany

Memberships in other statutory supervisory boards:

●	none

Memberships in comparable domestic and foreign supervisory bodies of commercial enterprises:

●	none

Name:	Wilhelm K. T. Zours

Occupation:	Member of Management Board der DELPHI Unternehmensberatung AG, Heidelberg, Germany

Citizenship:	German

Birthplace:	Heppenheim, Germany

Date of birth:	*1961

Professional background:

1984	Founder and Chairman of the “Arbeitskreis Börse - Studenten der Universität Mannheim e. V.” (Stock Exchange Working Group - Students of the University of Mannheim, Germany)

1985 – present	Partner and Managing Director of DELPHI Unternehmensberatung GmbH, Germany (since 2008 majority shareholder and member of the Management Board of DELPHI Unternehmensberatung AG)

1985 – present	Further board and supervisory board mandates as well as founding participations in various companies, including Balaton Ungarn Beteiligungen AG, Sparta Beteiligungen AG and Elsö Nemet Ertekpapirkereskedelmi Kft (co-founder of the Budapest Stock Exchange in 1990).

1991	Foundation and shareholder of Deutsche Balaton Broker-Holding AG, Germany (today: Deutsche Balaton AG)

1998 – 1999	Management Board of Deutsche Balaton AG, Heidelberg, Germany

1999 – present	Member of the Supervisory Board of Deutsche Balaton AG, Heidelberg, Germany (from 2004 - today Chairman of the Supervisory Board)

2013 – present	Chairman of the Supervisory Board of Beta Systems Software AG, Berlin, Germany

2015 – present	Member of the Supervisory Board of Strawtec Group AG, Heidelberg, Germany (from 2015 - 2021 Chairman of the Supervisory Board)

2016 – present	Member of the Supervisory Board of SPARTA AG, Heidelberg, Germany (since 2020 Chairman of the Supervisory Board)

2018 – present	Chairman of the Board of Directors and Managing Director of YVAL Idiosyncratic Investments SE, Heidelberg

Education:

1979	Abitur

Memberships in other statutory supervisory boards:

●	Beta Systems Software AG, Berlin, Germany, Chairman of the Supervisory Board

●	Deutsche Balaton AG, Heidelberg, Germany, Chairman of the Supervisory Board

●	SPARTA AG, Heidelberg, Germany, Chairman of the Supervisory Board

●	Strawtec Group AG, Heidelberg, Germany, Chairman of the Supervisory Board

Memberships in comparable domestic and foreign supervisory bodies of commercial enterprises:

●	YVAL Idiosynkratische Investments SE, Heidelberg, Germany, Chairman of the Board of Directors and Managing Director

Disclosures in accordance with recommendation C. 13 of the German Corporate Governance Code (as amended on December 16, 2019) (“Code”)

According to recommendation C. 13 of the Code, the Supervisory Board shall disclose the personal and business relationships of each candidate with the Company, the Company’s executive bodies and a shareholder with a material interest in the Company when proposing candidates for election to the Annual General Meeting. The recommendation on disclosure is limited to such circumstances which, in the opinion of the Supervisory Board, an objectively judging shareholder would regard as decisive for his election decision. Significant shareholders within the meaning of this recommendation are shareholders who directly or indirectly hold more than 10% of the voting shares of the Company.

Accordingly, the following is disclosed:

Mr Wilhelm K. T. Zours is the indirect major shareholder of Biofrontera AG, whereby he holds the shares in Biofrontera AG through various companies (hereinafter referred to as the Deutsche Balaton Group). 4basebio PLC, Cambridge, UK, whose CEO is Dr Heikki Lanckriet, states on its website (as of November 17, 2021) that companies in the Deutsche Balaton Group hold a total of 20.3% of its issued share capital.

Agenda item 6

Resolution on the confirmation of the remuneration of the Supervisory Board

Pursuant to Section 113 (3) sentence 1 and 2 of the German Stock Corporation Act (AktG), the Annual General Meeting of listed companies must pass a resolution on the remuneration of the members of the Supervisory Board at least every four years, whereby a resolution confirming the remuneration is permissible. The remuneration of Supervisory Board members is governed by Section 18 of the Company’s Articles of Association. Section 18 of the Company’s Articles of Association was adopted in its current version by the Annual General Meeting on May 20, 2020 as follows:

“§ 18 Remuneration of the Supervisory Board

(1)	Each member of the Supervisory Board shall receive an annual fixed remuneration of EUR 20,000. The Chairman shall receive twice this amount, the Deputy Chairman 1.5 times this amount.

(2)	The members of the Supervisory Board shall additionally receive the following remuneration for their activities in Supervisory Board committees:

a.	Each member of the Audit Committee shall receive EUR 3,000, the Chairman of the Audit Committee shall receive twice this amount.

b.	Each member of another committee receives EUR 2,000, the chairman of another committee receives double this amount. Membership of the Nomination Committee shall not be taken into account.

Committee activities are taken into account for a maximum of two committees. If this number is exceeded, the two highest-paid memberships shall be decisive.

(3)	Supervisory Board members who are members of the Supervisory Board or a committee for only part of the fiscal year or who chair or vice-chair the Supervisory Board or a committee shall receive pro rata remuneration.

(4)	In addition, the members of the Supervisory Board shall receive an attendance fee of EUR 1,000 for each participation in a meeting of the Supervisory Board or its committees. Participation in telephone and video conferences or participation in a meeting by means of connection by telephone and video conference shall be remunerated accordingly with an attendance fee. For several meetings - whether of the Supervisory Board or of committees - that take place on one calendar day, an attendance fee shall be paid only once in total.

(5)	Furthermore, the members of the Supervisory Board, with the exception of the Chairman and his Deputy, shall receive remuneration of EUR 4,000 for chairing a General Meeting.

(6)	The remuneration shall be paid after the end of each quarter.

(7)	The Company shall reimburse the members of the Supervisory Board for expenses incurred in the exercise of their office, including any value added tax (VAT) payable on the remuneration and the reimbursement of expenses.

(8)	The Company shall include the performance of the duties of the members of the Supervisory Board in the coverage of a financial loss liability insurance policy taken out by the Company.”

In the opinion of the Management Board and the Supervisory Board, the remuneration regulation for the members of the Supervisory Board contained in Article 18 of the Articles of Association is still appropriate and shall therefore remain unchanged.

The Management Board and the Supervisory Board propose to confirm the existing regulation in Article 18 of the Articles of Association of Biofrontera AG, including the remuneration system for the members of the Supervisory Board, on which this remuneration is based, as set out below in Section II.

Agenda item 7

Resolution on the approval of the remuneration system for the members of the Management Board

The act implementing the Second Shareholders’ Rights Directive (ARUG II) introduced a new Section 120a AktG. Section 120a (1) AktG provides that the Annual General Meeting of listed companies shall resolve on the approval of the remuneration system for the members of the Management Board presented by the Supervisory Board whenever there is a material change, but at least every four years.

The Supervisory Board proposes that the remuneration system for the members of the Management Board resolved by the Supervisory Board, and presented below under item II, be approved.

II Supplementary information on agenda items 6 and 7

A. Remuneration system for the members of the Supervisory Board:

Pursuant to Section 113 of the German Stock Corporation Act (AktG), the remuneration of the members of the Supervisory Board shall be commensurate with the tasks of the Supervisory Board members and the situation of the Company. The members of the Supervisory Board are not involved in the operation of a business. Rather, the Supervisory Board contributes to the long-term development of the Company through its monitoring activities. The acquisition of outstanding members is a prerequisite for the best possible monitoring and advising of the Management Board, which in turn makes a significant contribution to a successful business strategy and the long-term success of the Company. The remuneration should therefore also make the membership appear sufficiently attractive from an economic point of view in order to be able to attract and retain outstanding members, which also requires the consideration of the remuneration regulations of other comparable listed companies (the remuneration and employment conditions of the employees, on the other hand, are not of decisive importance for the remuneration system of the Supervisory Board).

The Management Board and the Supervisory Board are of the opinion that a purely fixed remuneration of the members of the Supervisory Board is best suited to ensure an independent fulfilment of the control function of the Supervisory Board, as a variable remuneration, in particular in matters relevant to supervision and monitoring, could otherwise create a conflict of interests of the Management Board and the Supervisory Board with regard to their own remuneration. The granting of a purely fixed remuneration seems preferable in this respect. Differentiated compensation for the individual functions on the Supervisory Board generally takes into account the workload incurred by the Supervisory Board member in each case. Experience has shown that the Chairman of the Supervisory Board and his deputy, as well as the chairmen and members of the committees, have a particularly high workload, so that higher remuneration is envisaged in this respect. According to Recommendation C. 13 of the German Corporate Governance Code (as amended on December 16, 2019) (“Code”), the higher time expenditure of the Chairman and Deputy Chairman of the Supervisory Board as well as the Chairman and members of committees should be appropriately taken into account in the remuneration of Supervisory Board members. According to suggestion G. 18 of the Code, the remuneration of the Supervisory Board should consist of a fixed remuneration. These aspects are appropriately reflected in the determination of the remuneration of the Supervisory Board in the current version of Section 18 of the Articles of Association.

The remuneration is payable after the end of each quarter. There are no deferral periods for the payment of remuneration components.

Supervisory Board members who are members of the Supervisory Board or a committee for only part of the fiscal year or who hold the position of Chairman or Deputy Chairman of the Supervisory Board or Chairman of a committee receive remuneration on a pro rata remuneration.

There are no commitments for severance payments, pensions or early retirement.

The Company reimburses the Supervisory Board members for expenses incurred in the performance of their duties, including any value-added tax payable on the remuneration and the reimbursement of expenses, and includes the performance of duties by the members of the Supervisory Board in the coverage of a pecuniary loss liability insurance policy taken out by the Company.

The remuneration system for the Supervisory Board is adopted by the Annual General Meeting at the proposal of the Management Board and the Supervisory Board in the same way as a remuneration regulation in the Articles of Association. At regular intervals, at the latest every four years, the Management Board and the Supervisory Board review whether the amount and composition of the Supervisory Board’s remuneration is deemed in line with the market and appropriate and, if necessary, submit proposals for adjustments to the Annual General Meeting.

Since the members of the Supervisory Board are involved in the structuring of the remuneration system relevant to them and must also submit resolution proposals to the Annual General Meeting in this regard, pursuant to Section 124 AktG, an unavoidable conflict of interest arises from the application of the law. However, this is effectively counteracted by the fact that the decision on the ultimate determination of the remuneration is assigned to the Annual General Meeting.

B. Compensation system for the members of the Management Board:

1.	Principles of the remuneration system for members of the Management Board of Biofrontera AG

The remuneration system for the Management Board aims to remunerate the members of the Management Board appropriately in accordance with their duties and responsibilities, taking into account the performance of each member of the Management Board and the success of the Company. The structure of the remuneration system for the Management Board of Biofrontera AG aims to achieve a sustainable increase in the value of the Company and success-oriented corporate management. The remuneration system will apply to new contracts and contract extensions starting December 2021. The performance of the Management Board members is appropriately considered by means of adequately and ambitiously set performance criteria within the variable remuneration components (pay for performance). Current market practice is considered when designing the remuneration system.

As a matter of principle, the Supervisory Board is guided by the following guidelines when determining compensation levels and the compensation system:

–	The remuneration system contributes significantly in promoting the business strategy.

–	To this end, the variable remuneration components should also be linked to the achievement of strategic goals.

–	The remuneration system and the performance criteria of its variable components incentivize the long-term and sustainable development of the Biofrontera Group.

–	The strategic goals formulated as part of the variable remuneration components are intended to ensure the long-term and sustainable growth of the Company.

–	To ensure long-term developments, variable remuneration components with a multi-year character are also to contribute, which are oriented to the price development of the Biofrontera AG shares and thus link the remuneration to the increase in earnings and to the interests of the shareholders.

The remuneration system consists of

–	a fixed basic remuneration payable monthly, which takes into account the duties and performance of the members of the Management Board (“basic remuneration”),

–	a short-term variable remuneration dependent on the achievement of the Company’s annual performance targets in the form of an annual performance-related bonus payment (“short-term variable incentive”; “STI”) and

–	long-term remuneration, which takes the form of a stock appreciation rights program (“SAR program”) and is therefore directly linked to the Company’s performance and is intended to create an incentive for sustained commitment to the Company (“long-term variable incentive”; “LTI”), together. The targets for the short- and long-term variable remuneration are derived from Biofrontera AG’s corporate strategy. In addition, fringe benefits customary in the market are granted.

Overall, the remuneration thus contributes to the long-term development of the Company.

2.	Target total remuneration

The total target remuneration for the individual members of the Board of Management is calculated based on 100% target achievement and comprises the basic remuneration, the short-term variable incentive and the long-term variable incentive.

In accordance with the remuneration system, the Supervisory Board determines the amount of the target total remuneration for each member of the Management Board.

In doing so, it takes into account the economic situation as well as the success and future prospects of the Company in addition to an appropriate relationship to the tasks and performance of the Management Board member. The Supervisory Board shall ensure that the target total remuneration does not exceed the customary remuneration without special reasons.

The assessment of marketability is carried out both horizontally (external comparison/peer group comparison) and vertically (internal comparison).

2.1.	Horizontal comparison

The selection of the peer group for the assessment of the market conformity of the total remuneration is based on the requirements of the German Stock Corporation Act (in particular industry and size as well as international orientation).

The composition of the peer group is generally based on a peer group of listed companies in terms of revenue, EBIT, number of employees and market capitalization, to the extent that this can be determined. Furthermore, the peer group is selected from a peer group of listed companies in the industry, as far as this can be determined.

2.2	Vertical comparison

The remuneration and employment conditions of the employees are taken into account as part of the vertical comparison. This consideration is also made over time over the last three years.

3.	Remuneration components in detail

3.1.	Fixed remuneration components

The fixed remuneration components granted to the members of the Management Board under the remuneration system comprise the basic remuneration and fringe benefits. The members of the Management Board do not receive a pension commitment.

3.1.1.	Basic remuneration

The members of the Management Board receive the basic remuneration, which is paid in twelve equal monthly installments.

3.1.2.	Fringe benefits

Fringe benefits are granted on the basis of service contracts with the individual members of the Management Board and may include, for example: The private use of company cars, special payments such as the payment of school fees, housing, rent and relocation costs, subsidies for pension insurance (with the exception of the pension commitments presented here), subsidies for accident, life and health insurance or other insurances. Fringe benefits may be provided on a one-time or recurring basis. The fringe benefits are not to exceed an annual value of 10% of the annual basic remuneration.

3.2.	Short Term Incentives (“STI”)

The members of the Management Board are entitled to short-term variable incentives, which can lead to an annual bonus payment. The STI is linked to the achievement of performance targets, the specific target values of which are agreed at the end of a financial year.

The STI payment is generally due one month after approval of the annual financial statements and the consolidated financial statements for the relevant fiscal year by the Company’s Supervisory Board. If the Company terminates the employment relationship for good cause within the meaning of Section 626 of the German Civil Code (Bürgerliches Gesetzbuch - BGB), the STI payment is forfeited for the fiscal year in which the termination takes effect.

3.2.1.	Target amounts

Target amounts are agreed with the members of the Management Board in their service contracts, which are granted to them if 100% of their targets are achieved (“STI target amounts”). The amount of the STI target amounts should not exceed 50% of the basic remuneration in the event of 100% target achievement. The amount of the short-term variable remuneration depends on the degree of achievement of the agreed targets and can be between 0 % and 200%. The exact payout is determined by multiplying the degree of target achievement by the STI target amount of the individual Management Board member. If the target is exceeded, an increase up to a maximum of 200% of the STI target amount (cap) takes place. If the target is achieved by up to 70%, the short-term variable remuneration is reduced on a straight-line basis; if the target is achieved by less than 70%, the STI payment is cancelled completely.

3.2.2.	Performance targets

In determining the annual target agreement, the Supervisory Board is guided by the following performance targets:

The assessment factors to be determined for the STI comprise financial and non-financial performance criteria and are mutually agreed at the end of each fiscal year for the following fiscal year in a target agreement. If no agreement is reached between the Management Board member and the Supervisory Board, the Supervisory Board decides on the determination of the assessment factors at its due discretion.

In addition to the Company’s sales, earnings and profitability ratios (e.g. EBITDA (earnings before interest, taxes, depreciation and amortization), EBITDA margin) shall be used as financial performance criteria. Supervisory Board has the option of earnings figure used for the valuation extraordinary components

In addition to criteria such as integrity, employee satisfaction and diversity, as well as sustainability/environmental social governance (ESG) aspects, which should account for at least 10% of the overall target achievement, strategic criteria should be included in the target agreement as non-financial performance criteria. These can be, for example: the achievement of approvals, the successful completion of studies, the conclusion of important contracts or the implementation of financing.

A non-financial, strategic component is intended to take into account the contribution of the entire Management Board as well as the individual members of the Management Board to the implementation of the corporate strategy and thus also to the long-term development of the Company.

For the non-financial, strategic objectives, the target agreement should comprehensibly define the conditions under which the respective objective is fully met (100 % target achievement of the individual criterion) and which parameters are used to assess the degree of target achievement.

3.2.3.	Calculation of target achievement

The total target achievement of the short-term variable remuneration results from the weighted average of the individual performance criteria and the degree of the respective target achievement. In the weighting of target achievement, the financial performance criteria should generally account for up to 55%, and the non-financial criteria for up to 45%.

3.3.	Short-term variable remuneration in the event of exceptional developments and performance by a member of the Management Board

Furthermore, the Supervisory Board may, in justified exceptional cases, grant the members of the Management Board a special bonus, the amount of which shall be at the discretion of the Supervisory Board, but which may not exceed an amount of up to EUR 50,000 (gross) per financial year and Management Board member. The resolution on the existence of an exceptional case, which shall specify the scope and quality of the extraordinary performance of the Management Board member, shall also specify in more detail the concrete amount of a special bonus and the time of payment by the Supervisory Board.

3.4.	Long-term incentive (“LTI”)

Stock appreciation rights (“SARs”) are granted to the members of the Management Board as a long-term performance component. An annual target amount of 150% of the STI target amount (“LTI target amount”) is agreed with the Management Board members. The number of SARs granted each year is equal to the LTI target amount divided by the economic value of the SARs at the grant date. The economic value per SAR to be used corresponds to the intrinsic value determined on the basis of the non-weighted average closing prices of the Company’s shares in the closing auction in Xetra trading on the Frankfurt Stock Exchange or in a corresponding successor system on the 15 trading days prior to the grant date. When exercising their SARs, the members of the Board of Management receive a payment based on the Company’s share price performance.

3.4.1.	Exercise requirements

SARs can only be exercised,

(i) if the reference price at the beginning of the respective exercise window exceeds the issue price by at least 20

and

(ii) if, in addition, the reference price has performed as well as or better than the “MSCI World Health Care Index TR” or a comparable successor index (“reference index”) in percentage terms compared to the issue price in the period from the last trading day before the issue date to the 5th trading day (in each case the last calculation of the index on a day after USA Eastern Standard Time (EST)) before the start of the respective exercise window (“reference period”). If the reference index is a total return index, dividends and other distributions paid by the Company to shareholders during the reference period are taken into account in the calculation of the performance in the amount of their gross value.

The “Issue Price” shall be the unweighted average closing price of the shares of the Company between the 15th and the last trading day preceding the Issue Date (each inclusive).

The “Reference Price” corresponds to the non-weighted average closing price of the Company’s shares between the 15th and the 5th trading day (each inclusive) prior to the beginning of the respective exercise window.

“Closing prices” shall mean the prices determined in the daily closing auction in Xetra trading on the Frankfurt Stock Exchange or in a corresponding successor system. If a closing auction does not take place on relevant trading days or if no closing price is determined there, the last price determined in continuous trading shall be used as the closing price, provided that such a price was determined on the relevant trading day.

“Trading Days” means all days on which the Frankfurt Stock Exchange is open for securities trading.

3.4.2.	Amount paid out

The payout amount is calculated as follows:

Reference price - base amount = payout amount per SAR (gross)

The “base amount” corresponds to the lowest issue amount for shares of Biofrontera AG pursuant to § 9 (1) AktG.

3.4.3.	Limitation of the amount paid out (cap)

SARs for which vesting conditions otherwise exist cannot be exercised if and to the extent that the gross proceeds from all exercised SARs granted to the Management Board member would exceed the base compensation plus fringe benefits actually received by the Management Board member since the first grant of SARs by more than 300% without this limitation.

3.4.4.	Vesting periods

SARs may be exercised for the first time after the expiry of a vesting period.

a) The vesting period for 15% of the SARs granted on an issue date is one year after the respective issue date;

b) The vesting period for a further 25% of the SARs granted on an issue date is two years after the respective issue date;

c) The vesting period for a further 25% of the SARs granted on an issue date is three years after the respective issue date;

d) The vesting period for the remaining 35% of SARs granted on an issue date is four years after the respective issue date.

After the end of the respective vesting period, the SARs can be exercised until the end of six years after the respective issue date. After this time, the right to exercise the SARs ends and the SARs not exercised by then expire without replacement.

3.4.5.	Own investment

Under the SAR terms and conditions, the members of the Management Board are also required to make a personal investment in shares of the Company in this way,

(i)	that the personal investment must necessarily be made within six months of the exercise date of the SARs in the amount of 25% of the payout amount (gross), and

(ii)	that the acquired shares of the Company may not be sold for at least four years after the grant of the SARs.

3.5.	Share Ownership Guidelines

In order to further increase the long-term incentive effect of the variable remuneration and thus its orientation towards sustainable corporate development, the Management Board members are also obliged in their Management Board contract to acquire a number of shares in the Company to be determined by the Supervisory Board and to hold them until the end of this service contract (“Share Ownership Guideline”). However, the total acquisition expense (including incidental acquisition costs) to be borne by the Management Board member is limited per fiscal year to an amount equal to 25% of the STI payment (gross) granted to him for the previous fiscal year.

3.6.	Lock-up periods

Lock-up periods relating to acquired shares in the Company imposed on members of the Management Board end prematurely if the Company announces that the listing of the shares on the regulated market in Germany will be terminated after the Management Board member has left the Company.

4.	Options of the Company to reclaim variable remuneration components

The Supervisory Board may determine that variable remuneration components of the STI and/or the LTI that have not yet been paid out are withheld in whole or in part and not paid out (“clawback”) if there is serious misconduct on the part of the Management Board member. The Supervisory Board decides on the clawback at its due discretion. Serious misconduct by the Management Board member in this sense is assumed in particular,

a) if it at least grossly negligently violates its obligations under § 93 AktG or

b) if it has at least grossly negligently violated internal standards of conduct or internal guidelines laid down in text form, which have or had serious consequences for the Company, or

c) in the case of conduct which is at least grossly negligent and relevant under criminal law in the exercise of the office as a member of the Management Board or

d) in the event of a willful breach of other statutory provisions in the exercise of the office as a member of the Management Board.

e) the same shall apply in the event of serious misconduct by employees of the Company or the Group, in particular in the event of at least grossly negligent violations of provisions under criminal law or compliance-relevant provisions, which was recognized by the Management Board member in his capacity as the employee’s supervisor and was not immediately prevented or which should have been recognized and immediately prevented if the Management Board member had exercised due diligence.

With regard to payments from the STI, a clawback is only permissible for the fiscal year in which the misconduct occurred, but not for previous or subsequent years. With regard to payments under the LTI, a clawback is permissible if and to the extent that the serious misconduct occurred within four years of the granting of the entitlement under the LTI (i.e. since the SARs were granted).

A clawback of the STI is also permissible in the event of grossly negligent misconduct which was discovered after the relevant annual financial statements were approved and audited and which led to a subsequent correction of the Company’s annual financial statements. In this case, the clawback is permissible to the extent that the STI was too high on the uncorrected basis.

If a case of clawback pursuant to the above provisions exists, amounts of the STI and/or the LTI that have already been paid out and could therefore have been retained may also be reclaimed. Such a reclaim is permissible for the year in which it became known and the preceding three fiscal years, calculated from the date on which the Supervisory Board became aware of the facts triggering the reclaim.

Amounts withheld under the clawback or repaid by the Management Board member will be credited against any claim for damages by the Company arising from the Management Board member’s misconduct.

5.	Commitments to members of the Management Board in the event of resignation

The Supervisory Board may determine exit regulations for each remuneration component and for each case in which the employment relationship of a member of the Management Board or the appointment as a member of the Management Board ends. This includes cases such as retirement or full or partial reduction in earning capacity, death, ordinary termination of the employment contract or termination of the employment contract for cause, dismissal from office for cause, transfer of an employment contract to the Company’s principal shareholder or to a company affiliated with the Company’s principal shareholder. For each of these cases, the Supervisory Board may determine in advance what requirements apply in order for individual or all remuneration components to be paid either in full or in part, early or delayed, to the members of the Management Board or - in the event of death - to the heirs of the Management Board member concerned, or to lapse.

Variable remuneration components are to be paid exclusively in accordance with the agreed targets and comparison parameters as well as the due dates or holding periods specified in the respective plan conditions.

Payments to a Management Board member on premature termination of his contract should not exceed the value of two years’ compensation assuming 100% target achievement (severance payment cap) and should not compensate more than the remaining term of the contract.

Commitments for benefits in the event of premature termination of the employment contract by the Management Board member as a result of a change of control should not be agreed.

The Supervisory Board may agree a post-contractual non-competition clause with members of the Management Board for a period of up to two (2) years. If such a post-contractual non-competition clause takes effect, the members of the Management Board may receive remuneration in the amount of up to half of their respective basic remuneration per year of the respective period of validity of the post-contractual non-competition clause. Payments under a post-contractual non-competition clause are to be offset against any severance payments.

6.	Remuneration system in the event of special and exceptional circumstances

In special and exceptional circumstances (e.g. in the event of a serious financial or economic crisis), the Supervisory Board has the right to temporarily deviate from the remuneration system in accordance with section 87a (2) sentence 2 AktG and to amend the regulations regarding the remuneration structure and the individual remuneration components as well as the regulations regarding the respective procedure, provided this is necessary in the interest of the Company’s long-term well-being. Unfavorable market developments are not considered special and extraordinary circumstances that allow a deviation from the remuneration system.

7.	Maximum remuneration

The following maximum amounts apply:

In Euro	Chairman of the Board	Other members of the Management Board
Basic remuneration	500,000 p.a.	350,000 p.a.
Fringe benefits	Max. 10 % of the basic remuneration	Max. 10 % of the basic remuneration
STI	200 % of the STI target amount p.a., which should not exceed 50 % of the basic remuneration in the case of 100 % target achievement	200 % of the STI target amount p.a., which should not exceed 50 % of the basic remuneration in the case of 100 % target achievement
LTI	SARs for which vesting conditions otherwise exist cannot be exercised if and to the extent that the gross proceeds from all exercised SARs granted to the Management Board member would exceed the base compensation plus fringe benefits actually received by the Management Board member since the first grant of SARs by more than 300% without this limitation.	SARs for which vesting conditions otherwise exist cannot be exercised if and to the extent that the gross proceeds from all exercised SARs granted to the Management Board member would exceed the base compensation plus fringe benefits actually received by the Management Board member since the first grant of SARs by more than 300% without this limitation.
Any additional short-term variable remuneration in the event of exceptional developments and performance by a member of the Management Board	50,000 p.a.	50,000 p.a.

8.	Relative share of the individual remuneration components

The Supervisory Board observes an appropriate ratio of the individual remuneration components to the target total remuneration. The share of the remuneration components of the Management Board members in the target total remuneration based on 100% target achievement in the STI and payment of the LTI in the amount of the respective LTI target amount is as follows:

Basic remuneration	44%
STI references	22%
LTI remuneration	33%

The share of the Management Board members’ remuneration components in the target total remuneration based on 200% of the STI target amount and 300% of the LTI target amount is as follows:

Basic remuneration	23.5%
STI references	23.5%
LTI remuneration	53%

The above percentages are based on the assumptions made. The actual percentages may deviate in future fiscal years and in the event of the appointment of new members of the Management Board. The deviations may result in particular from the target achievement of STI and LTI and from the annual expenses relating to fringe benefits.

9.	Procedures for determining, reviewing and implementing the remuneration system

The remuneration of the Management Board is determined by the Supervisory Board in its entirety. To this end, the Supervisory Board’s Personnel Committee prepares corresponding recommendations. If necessary, independent external advisors are consulted. In accordance with the rules of procedure for the Supervisory Board, the members of the Supervisory Board are obliged to report any conflicts of interest without delay. The Supervisory Board designs the system for the remuneration of the members of the Board of Management taking into account the applicable laws and regulations, in particular the requirements of the German Stock Corporation Act (AktG) as amended, regulatory requirements and the provisions of the German Corporate Governance Code. In doing so, it pays attention to clarity and comprehensibility. The Supervisory Board determines the specific target total remuneration on the basis of the remuneration system. The Management Board remuneration system thus adopted by the Supervisory Board is submitted to the Annual General Meeting for a resolution on its approval.

The Supervisory Board regularly reviews the Management Board’s remuneration system and the appropriateness of the remuneration. The Personnel Committee of the Supervisory Board also prepares corresponding recommendations in this regard. At the end of a fiscal year, the Supervisory Board also agrees with the Management Board on the specific target values of the short-term variable Management Board remuneration for the following fiscal year in a target agreement. In accordance with the requirements of Section 120a (1) of the German Stock Corporation Act (AktG), the Supervisory Board will submit the remuneration system for the members of the Management Board to the Annual General Meeting for approval in the event of significant changes, but at least every four years.

In accordance with the statutory provisions (Section 87a (2) of the German Stock Corporation Act (AktG)), the Supervisory Board may, at the proposal of the Personnel Committee, temporarily deviate from the components of the remuneration system described below in exceptional circumstances if this is necessary in the interests of the long-term well-being of the Company.

10.	Taking into account the remuneration and employment conditions of employees when determining the remuneration system

When determining the remuneration system and the specific amount of remuneration, the Supervisory Board also takes into account the employment conditions of the employees in the Biofrontera Group. For this purpose, the Supervisory Board has defined the senior management group in the Biofrontera Group and distinguished it from the Management Board on the one hand and the total workforce in the Biofrontera Group on the other. As part of the regular review of the appropriateness of the Management Board’s remuneration, the Supervisory Board examines in particular whether any need for adjustment of the Management Board’s remuneration arises from changes in the relationships between the remuneration of the Management Board, senior management and the total workforce. In doing so, the Supervisory Board also takes into account the development of the remuneration of the groups described over time.

11.	Conflicts of interest

The Supervisory Board shall take appropriate measures to ensure that potential conflicts of interest of the Supervisory Board members involved in the deliberations and decisions on the remuneration system are avoided and, if necessary, resolved. In this context, each member of the Supervisory Board is obliged to disclose conflicts of interest to the Chairman of the Supervisory Board. The Chairman of the Supervisory Board shall disclose any conflicts of interest affecting him to his deputy. The handling of an existing conflict of interest shall be decided on a case-by-case basis. In particular, it is possible that a member of the Supervisory Board who is affected by a conflict of interest does not participate in a meeting or individual deliberations and decisions of the Supervisory Board or abstains from voting.

12.	Terms of the Management Board employment contracts

The agreed term of the employment contracts of the members of the Management Board corresponds to the duration of the intended appointment as a member of the Management Board. In the case of an initial appointment, the Supervisory Board will determine the duration of the appointment in a manner appropriate to the individual case and oriented to the company’s best interests, whereby the term of appointment should generally not exceed three years. The reappointment period shall not exceed five years, taking into account the provisions of Section 84 of the German Stock Corporation Act (AktG). In the event of a reappointment of a member of the Management Board, the employment contract shall be extended in accordance with the duration of a reappointment; otherwise it shall end automatically, without the need for a notice of termination, upon expiry of the regular term of appointment provided for. Any extension of the employment contract or any reappointment shall be finally discussed with the Management Board member no later than 15 months prior to the expiry of the employment contract or the term of appointment, and a decision shall be taken 10 months prior to expiry.

13.	Remuneration system in the event of special and exceptional circumstances

Under special and exceptional circumstances (e.g. in the event of a severe financial or economic crisis, corporate restructuring of the Group such as spin-offs, acquisitions or sales of companies or similar material M&A transactions), the Supervisory Board has the right to temporarily deviate from the remuneration system pursuant to Section 87a (2) sentence 2 AktG and to amend the regulations regarding the remuneration structure and the individual remuneration components as well as the regulations regarding the respective procedure, provided that this is necessary in the interest of the long-term well-being of the Company. A deviation from the remuneration system is only possible by a corresponding resolution of the Supervisory Board and after careful examination of the necessity. The components of the remuneration system from which deviation is possible in the aforementioned circumstances are the procedure, the remuneration structure, the individual remuneration components and their performance criteria. Furthermore, in this case the Supervisory Board may temporarily grant additional remuneration components or replace individual remuneration components with other remuneration components to the extent necessary to restore the appropriateness of the Management Board’s remuneration in the specific situation.

END OF THE AGENDA

III. Further information, notes

1.	Total number of shares and voting rights at the time the Annual General Meeting is called

Of the total 56,717,385 no-par value shares of the Company issued at the time this Annual General Meeting was called, 56,717,385 no-par value shares are entitled to participate and vote. Each share grants one vote. The Company does not hold any treasury shares at the time of notice of the Annual General Meeting.

2.	Annual General Meeting without physical presence of shareholders or their proxies

Based on the Act on Measures in Corporate, Cooperative, Association, Foundation and Condominium Law to Combat the Effects of the COVID 19 Pandemic (GesRuaCOVBekG), the Management Board has decided, with the consent of the Supervisory Board, that the Annual General Meeting will be held as a virtual Annual General Meeting without the physical presence of shareholders or their proxies. The legislator has expressly deemed it permissible, however, for the shareholders’ proxy to attend the Annual General Meeting on site as a representative of shareholders. Voting rights may be exercised by shareholders or their proxies exclusively by way of postal vote or by granting power of attorney to the proxies appointed by the Company.

Further participation options, in particular online participation within the meaning of section 118 (1) sentence 2 AktG, are not offered.

The place of the meeting in the sense of stock corporation law will be the business premises of the Company, Hemmelrather Weg 201, 51377 Leverkusen, the place of residence of the chairman of the meeting.

3.	Internet-supported AGM portal

The Company will active a password-protected online portal (“AGM portal”) as of November 23, 2021 at the following URL:

https://www.biofrontera.com/en/investors/annual-general-meeting

The entire Annual General Meeting will be broadcast in audio and video via the Company’s AGM portal. In addition, the AGM portal can be used to access the following:

–	Voting rights may be exercised by way of electronic absentee voting,

–	Questions can be submitted,

–	Appeals can filed and,

–	Powers of attorney and instructions can be issued.

4.	Requirements for following the virtual general meeting on the Internet and exercising shareholder rights

Only those shareholders who register with the Company at least three days prior to the Annual General Meeting (the day of receipt and the day of the Annual General Meeting are not to be counted), i.e. by Friday, December 10, 2021, 24:00 hours, and who are entered in the share register on the day of the Annual General Meeting are entitled to exercise shareholder rights, in particular voting rights, and to access the transmission of the Annual General Meeting via the AGM portal. The registration must be made in writing (§ 126 BGB) or in text form (§ 126b BGB). The registration must be received by the Company in German or English at the following address by letter, fax or e-mail:

Biofrontera AG

c/o Link Market Services GmbH

Landshuter Allee 10

80637 Munich, Germany

or under the fax number +49 (0) 89-210 27 288

or under the email address namensaktien@linkmarketservices.de

The registration may also be submitted electronically using the form provided on the Company’s AGM portal at

https://www.biofrontera.com/en/investors/annual-general-meeting

The Company will send the registration documents, the notifications pursuant to section 125 of the German Stock Corporation Act (AktG) and information on the use of the AGM portal together with the access data for the AGM portal by post to those shareholders who request it or who are registered as shareholders in the Company’s share register at the beginning of the 12th day before the meeting (Thursday, December 02, 2021, 0:00 hours). Shareholders who are entered in the share register thereafter may also register for the Annual General Meeting in accordance with the above-mentioned options, but not via the AGM portal. You will receive the access data to the AGM portal after you have registered.

For technical reasons, no changes will be made to the share register in the period from December 11, 2021 to December 14, 2021 (inclusive). Therefore, the registration status of the share register on the day of the Annual General Meeting corresponds to the status after the last rewrite on 10 December 2021.

Pursuant to Section 67 (2) sentence 1 AktG, rights and obligations arising from shares exist in relation to the Company only for and against the person entered in the share register. Accordingly, the registration status of the share register on the day of the Annual General Meeting is decisive for the right to participate and for the number of voting rights to which a person entitled to participate in the Annual General Meeting is entitled. Trading in shares is not blocked by registration for the Annual General Meeting. Shareholders can therefore continue to freely dispose of their shares even after registration. Since, in relation to the Company, only those persons are deemed to be shareholders who are entered as such in the share register on the day of the Annual General Meeting, a disposal may, however, have an effect on a shareholder’s right to participate.

Intermediaries and other persons treated as such in accordance with section 135 (8) of the AktG (in particular shareholders’ associations and voting advisors) may only exercise voting rights for shares which they do not own but for which they are entered in the share register as the holder on the basis of an authorization. Details on this authorization can be found in Section 135 AktG.

Holders of American Depositary Shares (ADS) will receive the relevant documentation from The Bank of New York Mellon (Depositary).

5.	Voting by absentee ballot

Voting rights may be exercised by means of electronic communication (“postal vote”). This also requires timely registration in accordance with the provisions of Section III. 4 above and entry in the share register. The postal vote (including revocation or amendment of the vote) may only be cast electronically via the AGM portal at

https://www.biofrontera.com/en/investors/annual-general-meeting until the start of voting at the Annual General Meeting.

6.	Authorization and instruction of proxies of the Company

We offer our shareholders the opportunity to authorize proxies appointed by the Company and bound by instructions (proxies) to exercise their voting rights. This also requires timely registration in accordance with the provisions of Section III. 4 above and entry in the share register. If the proxies are authorized, they must be given instructions on how to exercise the voting right. Without corresponding instructions, the proxies may not exercise the voting right.

The granting of the power of attorney, its revocation and the proof of authorization concerning the Company require text form. The proxy and instruction form sent to the shareholders together with the invitation documents or the proxy and instruction form made available on the website www.biofrontera.com in the section “Investors / Annual General Meeting” can be used to authorize the proxies and issue express instructions.

Proxies and instructions that are not issued via the AGM portal must be received by post, fax or email at the following address by no later than midnight on December 13, 2021:

Biofrontera AG

c/o Link Market Services GmbH

Landshuter Allee 10

80637 Munich, Germany

or under the fax number +49 (0) 89-210 27 288

or under the e-mail address namensaktien@linkmarketservices.de

The authorization of proxies with the issuance of express instructions can also be made electronically via the AGM portal at

https://www.biofrontera.com/en/investors/annual-general-meeting until the start of voting at the Annual General Meeting.

The above information on the possibilities of transmission and the deadlines to be observed apply mutatis mutandis to a revocation of the granting of power of attorney to a proxy appointed by the Company and to changes in instructions.

7.	Authorization of persons other than the proxies of the Company

Voting rights may be exercised by proxy, including by an intermediary or an association of shareholders. This also requires timely registration in accordance with the provisions of Section III. 4 above and entry in the share register. However, these proxies can also only exercise the voting right in the virtual Annual General Meeting by postal vote or by authorizing the proxies appointed by the Company.

The following shall apply to the form of powers of attorney which are not granted to intermediaries or persons or associations (in particular shareholders’ associations) equivalent to intermediaries pursuant to section 135 para. 8 of the German Stock Corporation Act (AktG), but to other third parties, pursuant to section 23 of the Articles of Association: The power of attorney may in any case be granted in writing or by fax; any other forms regulated by law for the granting of the power of attorney, its revocation and the proof of the authorization regarding the Company shall not be restricted by the Articles of Association. The granting of the power of attorney, its revocation and the proof of authorization regarding the Company may therefore also be made in text form.

The address, fax number and e-mail address specified in Section III. 4 are available for declaring the granting of a power of attorney to the Company, its revocation and the transmission of proof of a declared power of attorney or its revocation.

If the granting or proof of a proxy or its revocation is made by declaration to the Company by post, this must be received by Friday, December 10, 2021, 24:00 hours at the latest, for organizational reasons. Transmission to the Company by fax or e-mail is possible until the end of the Annual General Meeting.

In addition, the granting and revocation of a proxy can also be made via the AGM portal at

https://www.biofrontera.com/en/investors/annual-general-meeting by the end of the Annual General Meeting.

If intermediaries or persons or associations (in particular shareholders’ associations) equivalent to intermediaries pursuant to § 135 (8) AktG are authorized, they must record the authorization in a verifiable manner (§ 135 AktG). We recommend that our shareholders consult with the aforementioned persons regarding the form of the proxies.

8.	Video and audio transmission of the Annual General Meeting

The entire Annual General Meeting will be broadcast in audio and video (“AGM stream”) via the Company’s AGM portal, which is available at

https://www.biofrontera.com/en/investors/annual-general-meeting.

On the day of the Annual General Meeting, registered shareholders or proxies of a registered shareholder can log in to the AGM portal with their access data and follow the AGM stream from the start of the Annual General Meeting.

9.	Shareholders’ rights to request an addition to the agenda (Section 122 (2) AktG)

Shareholders whose shares together amount to one-twentieth of the share capital or the pro rata amount of EUR 500,000 may, pursuant to Section 122 (2) AktG, request that items be placed on the agenda of the Annual General Meeting and published. The request must be made in writing (§ 126 BGB) to the Management Board. Each new item on the agenda must be accompanied by a statement of reasons or a draft resolution. Requests by shareholders to add items to the agenda must be sent to the following address: Biofrontera AG, Management Board, Hemmelrather Weg 201, 51377 Leverkusen.

Requests for additions to the agenda must be received by the Company at least 14 days prior to the meeting. Last possible receipt for a request for additions to the agenda is Monday, November 29, 2021, 24:00 hours. Applicants must prove that they have held the shares for at least 90 days prior to the date of receipt of the request and that they will hold the shares until a decision on the request is made. Pursuant to Section 70 of the German Stock Corporation Act (AktG), certain crediting options exist, to which reference is made.

10.	Shareholders’ rights to announce motions and election proposals (Sections 126 (1), 127 AktG)

Motions and election proposals to be made available via the Company’s website prior to the Annual General Meeting in accordance with Sections 126, 127 of the German Stock Corporation Act (AktG) must be received at the following address by midnight on Monday, November 29, 2021:

Biofrontera AG

c/o Link Market Services GmbH

Landshuter Allee 10

80637 Munich, Germany

or under the fax number +49 (0) 89-210 27 288

or under the email address namensaktien@linkmarketservices.de

Only countermotions and election proposals received in due time at the aforementioned address, including the name of the shareholder as well as any reasons to be made available, will be made available without undue delay on the Company’s website at www.biofrontera.com in the section “Investors / Annual General Meeting”, provided that the legal requirements pursuant to Sections 126, 127 AktG are otherwise also met. Any statements by the management will also be made available at the aforementioned Internet address.

11.	Shareholder’s right to ask questions

Every shareholder who has registered for the Annual General Meeting in accordance with the explanations under Section III. 4 has the right to put forward questions to the Management Board. On the basis of Section 1 (2) sentence 2, 2nd HS GesRuaCOVBekG, the Management Board has decided, with the consent of the Supervisory Board, that questions may be submitted electronically no later than one day prior to the meeting, i.e. by Sunday, December 12, 2021, 24:00 hours (incoming), via the Company’s AGM portal at

https://www.biofrontera.com/en/investors/annual-general-meeting.

Questions may not be submitted by any other means of transmission. No questions may be submitted after the above deadline.

12.	Objections on the record

Shareholders who have exercised their voting rights themselves or through a proxy by way of absentee voting or through the proxy have the opportunity from the beginning until the closing of the Annual General Meeting by the chairman of the meeting to file an objection against the resolutions of the Annual General Meeting via the AGM portal at

https://www.biofrontera.com/en/investors/annual-general-meeting.

An objection may also be filedby a proxy. However, the proxies are not available for this purpose.

13.	Notes on data protection

In the context of the Annual General Meeting of Biofrontera AG, personal data of the shareholders and, if applicable, personal data of proxies are processed. Details on our data protection information can be found on the website at

https://www.biofrontera.com/en/investors/annual-general-meeting

Shareholders who authorize a proxy are requested to inform the proxy about the data protection information.

14.	Time

All times stated in this notice are in Central European Time (CET/UTC+1)).

15.	Inspection of documents / Publications on the company’s website / Further information on shareholders’ rights

The documents to be made available for the agenda items are available on the Company’s website at:

https://www.biofrontera.com/en/investors/annual-general-meeting

The information pursuant to Section 124a of the German Stock Corporation Act will also be accessible there shortly after the Annual General Meeting is convened, and further information on shareholders’ rights will also be made available there from the time the Annual General Meeting is convened.

From the time the Annual General Meeting is convened, the documents relating to Agenda Item 1 will also be available for inspection by shareholders during normal business hours at the Company’s offices at Hemmelrather Weg 201, 51377 Leverkusen, Germany, and copies will be provided to any shareholder upon request without delay and free of charge.

No vote shall be taken on agenda item 1. Voting on agenda items 2 to 6 is to be binding. Pursuant to section 120a of the AktG, the resolution on agenda item 7 creates neither rights nor obligations; it cannot be challenged pursuant to section 243 of the AktG and is therefore of a recommendatory nature. Shareholders may vote “yes” or “no” on agenda items 2 to 7 or abstain from voting.

Leverkusen, November 2021

The Supervisory Board